www.excellonresources.com

EXCELLON APPOINTS ANNA LADD-KRUGER AS CHIEF FINANCIAL OFFICER AND VP CORPORATE DEVELOPMENT

Toronto, Ontario – June 17, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the ”Company”) is pleased to announce the appointment of Ms. Anna Ladd-Kruger as Chief Financial Officer and Vice President Corporate Development effective June 26, 2019. Ms. Ladd-Kruger is an accomplished finance executive with 20 years of global experience in building and managing accounting systems, improving financial reporting and internal controls and strategic planning.

“Anna is a highly regarded industry executive with proven success in building and growing businesses in the mining sector,” stated Brendan Cahill, President and Chief Executive Officer. “Her background and expertise will bring added strength and perspective at an important time in our growth cycle, as we continue to improve operations while advancing our strategic objectives. The team at Excellon looks forward to benefiting from Anna’s expertise.”

Ms. Ladd-Kruger was most recently the Chief Financial Officer of Trevali Mining Corporation, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Anna was recruited as part of the executive management team to grow the company from junior exploration to a mid-tier base metals producer that reached over $1 billion market capitalization on the TSX. She has raised over $1 billion dollars in debt and equity throughout her career in the mining sector. Anna has also served as the Chief Financial Officer on a number of Canadian publicly listed junior mining companies and began her career as a Senior Financial Analyst for Vale S.A.’s Thompson and Sudbury Canadian operations before joining Cache Coal Corporation as Mine Controller and then Kinross Gold Corporation as their North American Group Controller. Ms. Ladd-Kruger currently sits on the board of Integra Resources Corp. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen’s University and the University of British Columbia.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Nisha Hasan, Vice President Investor Relations
(416) 364-1130
info@excellonresources.com
www.excellonresources.com